Exhibit 99.3

The Valens Company Inc.

$28.125 Million Bought Deal Treasury Offering of Units

Term Sheet	March 29, 2022

A prospectus supplement containing important information relating to the securities described in this document will be filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, and in the United States with the United States Securities and Exchange Commission.

A final amended and restated base shelf prospectus dated March 28, 2022, containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the final amended and restated base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Stifel Nicolaus Canada Inc. or A.G.P./Alliance Global Partners for which contact details are provided below.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final amended and restated base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

All amounts in Canadian dollars ($) except as otherwise stated.

Issuer:	The Valens Company Inc. (the “Company”)
Amount:	$28,125,000
Issue:	10,613,207 units of the Company (the “Units”)
Issue Price:	$2.65 per Unit
Units	Each Unit will be comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each whole Warrant will be exercisable to acquire one additional Common Share of the Company (a “Warrant Share”) for a period of 48 months following the Closing Date (as hereinafter defined) at an exercise price of $3.20 per Warrant Share, subject to adjustment in certain events. The Warrants will include a “cashless exercise” feature in the event a U.S. registration statement covering the issuance of the Warrant Shares is not available at the time of exercise.
Over-Allotment Option:	The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to such number of additional Units of the Company (the “Additional Units”, and together with the Initial Units, the “Offered Units”) as is equal to 15% of the Issue at the Issue Price to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable in whole or in part, at any time, and from time to time, for a period of 30 days following the Closing (as defined herein) for any number of Units, Common Shares, Warrants, or any combination thereof at a price equal to the Issue Price for a Unit and a price to be agreed upon for the Common Shares and Warrants.
Use of Proceeds:	The Company intends to use the net proceeds to continue to pursue strategic growth initiatives in North America, provide funding for working capital and for general corporate purposes.
Form of Offering:	Bought deal by way of a base shelf prospectus and prospectus supplement in all provinces of Canada (except Quebec) and in the United States pursuant to a registration statement on Form F-10 filed with the United States Securities and Exchange Commission.

Listing:	Application will be made to list the Common Shares (including the Warrant Shares) on the Toronto Stock Exchange (the “TSX”) and, if necessary, notice will be made to the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). The existing common shares of the Company are listed on the TSX and the Nasdaq Capital Market under the symbol “VLNS”.
Risk Factors:

Forward-Looking Statements May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By its nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties may be found in the prospectus supplement under the heading “Cautionary Statement on Forward-Looking Statements”.

Sales of substantial amounts of Common Shares

Sales of substantial amounts of Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should it desire to do so.

Volatile market price for the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond the Company’s control, including, but not limited to, the following: (i) actual or anticipated fluctuations in the Company’s quarterly results of operations; (ii) changes in the economic performance or market valuations of companies in the cannabis and hemp industries; (iii) addition or departure of the Company’s executive officers and other key personnel; (iv) release or expiration of transfer restrictions on the issued and outstanding shares of the Company; (v) regulatory changes affecting the cannabis and hemp industries generally and the business and operations of the Company; (vi) announcements of developments and other material events by the Company or its competitors; (vii) fluctuations to the costs of vital production materials and services; (viii) changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility; (ix) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; (x) operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; (xi) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; (xii) recommendations by securities research analysts; (xiii) the conflict in Ukraine; and (xiv) consequences of government action in response to COVID-19.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public issuers in the cannabis sector and that have, in some cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of Common Shares and Warrants may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions' respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Units by those institutions, which could materially adversely affect the trading price of the Common Shares and the Warrants. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Company's operations and the trading price of the Common Shares and the Warrants may be materially adversely affected.

Market for Warrants

There is currently no market through which the Warrants may be sold. The Company does not plan to apply to list the Warrants on the TSX, Nasdaq or any other securities exchange or other trading system. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained. If an active or liquid market for the Warrants fails to develop or be sustained, the prices at which the Warrants trade may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospectus of the Company; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Company operates and competition affecting the Company; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

Holders of Warrants Have no Rights as a Shareholder

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Green Roads’ sale of products containing delta-8 THC could subject it and the Company to enforcement action and could adversely impact the listings of the Company’s Common Shares.

Green Roads sells products containing delta-8-tetrahydrocannabinol (“delta-8”) extracted from cannabis plants that meet the definition of “hemp” under the Agriculture Improvement Act of 2018. The legality of delta-8 derived from hemp is uncertain and varies from state to state, with some states banning the sale of products containing delta-8. Green Roads does not sell into any states where the sale of delta-8 is prohibited at the state level. At the federal level in the United States, the legality of delta-8 remains unclear. The United States Drug Enforcement Agency (“DEA”) has issued a statement that some have interpreted as making hemp-derived delta-8 illegal, while it has issued other statements that some interpret to the contrary. As a result, there is a risk that the DEA could consider Green Roads’ delta-8 products a controlled substance under the Controlled Substances Act or the Federal Analogue Act in the United States.

Should Green Roads or the Company become subject to enforcement action by federal or state agencies, we could be forced to stop offering some or all of our delta-8 products, we could be subject to other civil or criminal sanctions and we could be required to defend against such enforcement, which could materially and adversely affect the Company’s business and results of operations. Further enforcement or regulatory action at the U.S. federal and/or state level could adversely impact the listings of our Common Shares.

Adverse tax consequences for investors in the United States if the Company is a PFIC

Based on the Company's income, assets and business activities, the Company does not believe that it was a PFIC for the 2021 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. However, the determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in its current taxable year or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If the Company is a PFIC for any taxable year during which a U.S. person holds our Unit Shares, Warrants, or Warrant Shares, such U.S. person may suffer certain adverse U.S. federal income tax consequences, including the treatment of gains realized on the sale of Unit Shares, Warrants, or Warrant Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the Unit Shares or Warrant Shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, the Company is a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. U.S. purchasers of our Units Shares, Warrants or Warrant Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Unit Shares, Warrants, or Warrant Shares if the Company is considered to be a PFIC. See the discussion under “Certain U.S. Federal Income Tax Considerations for U.S. Persons— Passive Foreign Investment Company Rules” in the final amended and restated base shelf prospectus dated March 28, 2022.

Eligibility for Investment:	The Offered Units will be qualified investments under the Income Tax Act (Canada) for RRSPs, RESPs, RRIFs, RDSPs, DPSPs, and TFSAs.
Bookrunners:	Stifel GMP and A.G.P./Alliance Global Partners
Commission:	Cash commission equal to 6.0% of the gross proceeds of the Issue, subject to a reduced commission equal to 2.0% in respect of a maximum amount of $6.25 million of Units to be purchased by president’s list investors.
Closing:	On or about April 5, 2022.

The Company has filed a registration statement (including a prospectus) (File No. 333-263941) with the United States Securities and Exchange Commission (“SEC”) for the securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in United States from the offices of Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com, and in Canada, upon request, from Stifel GMP by email at ECMCanada@stifel.com and from the offices of A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.